UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 20)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(248) 647-2750

with a copy to:

Steve Wolosky, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Joel L. Rubinstein, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166-4193 (212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 20 to the Schedule 13D filed by the undersigned (“Amendment No. 20”).  This Amendment No. 20 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 15, 2016, the Reporting Person issued an open letter to PHM’s board of directors (the “Board”). In the letter, the Reporting Person explained that he is encouraged that the Board has agreed the selection process for PHM’s next CEO is of paramount importance and has sought his input as the special committee of the Board conducts the process. In addition to explaining the minimum qualifications the Reporting Person believes PHM’s next CEO must possess, the Reporting Person stressed that it is essential that the members of the special committee and the executive search firm assisting in the process be fair, truly independent and highly transparent for a valid and unbiased search process. Given the urgency and gravity of the decision, the Reporting Person expressed his hope that the Board will provide PHM shareholders with tangible results of a comprehensive and independent search process no later than July 31, 2016. The Reporting Person looks forward to lending his expertise and working constructively with the members of the Board to expeditiously identify the best candidate to lead PHM. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Open letter to the Board, dated June 15, 2016.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2016

/s/ William J. Pulte
William J. Pulte